Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

18 March 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

SUPPL

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).


09045585

Yours sincerely

pp. M. Leonard

Dennis Leong
<u>Company Secretary</u>

3/25

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	733
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	733 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,438,000	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,418,008	Options over Ordinary Shares at various exercise prices
		1,450,584	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,450,584 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 March 2009
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

17 March 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 January 2009, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

Thus, as at 28 February 2009 the number of issued fully paid ordinary $1.00 shares was 283,418,947.

Since the last notification to the ASX on 16 February 2009 of the positions as at 31 January 2008, the following issue of new options has been processed between 1 February 2009 and 28 February 2009:

- 28,000 options exercisable at $23.84 each and expiring 9 February 2014 (MQG0424); and
- 11,000 options exercisable at $21.24 each and expiring on 23 February 2014 (MQG0425).

Since the last notification to the ASX on 16 February 2009 of the positions as at 31 January 2008, the following lapses of unexercised options have been processed between 1 February 2009 and 28 February 2009:

- 1,668 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0253);
- 3,334 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0254);
- 5,000 options exercisable at $32.75 each and expiring on 9 August 2009

(MQG0268);

- 1,000 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 20,240 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,522 options exercisable at $63.09 each and expiring on 8 February 2011 (MQG0325);
- 629 options exercisable at $61.33 each and expiring on 22 February 2011 (MQG0327);
- 194 options exercisable at $61.91 each and expiring on 23 March 2011 (MQG0329);
- 554 options exercisable at $68.83 each and expiring on 24 April 2011 (MQG0331);
- 7,520 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 2,667 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 7,334 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 4,464 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 978 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);
- 5,187 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 750 options exercisable at $71.41 and expiring on 24 September 2012 (MQG0384); and
- 2,891 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

Since the announcement to the ASX on 16 February 2009, the following previously processed forfeitures of options have been reversed:

- 1,668 options exercisable at $49.31 each and expiring on 8 February 2010 (MQG0288);
- 5,584 options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- 1,127 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333); and
- 2,563 options exercisable at $61.79 each and expiring on 8 August 2011 (MQG0340).

The number of options on issue at 28 February 2009 was 53,439,734 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0248	6,000	$34.78	30/03/2009
MQG0256	15,834	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	08/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	494,797	$33.11	22/07/2009
MQG0268	1,189,964	$32.75	09/08/2009
MQG0269	909,322	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	334,328	$34.60	08/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	08/10/2009
MQG0274	25,367	$39.64	22/10/2009
MQG0275	44,988	$40.81	08/11/2009
MQG0276	48,868	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	88,902	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	55,975	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	25,737	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	26,666	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	42,388	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	7,241,086	$63.34	01/08/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	44,532	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	26,944	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	61,279	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	47,864	$66.92	08/11/2010
MQG0320	54,664	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,916	$67.85	09/01/2011
MQG0324	33,819	$70.47	23/01/2011
MQG0325	80,229	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	21,472	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	23,446	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	76,768	$70.21	08/05/2011
MQG0334	17,409	$66.83	22/05/2011
MQG0335	21,587	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	16,655	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	9,185,104	$61.79	01/08/2011
MQG0340	29,063	$61.79	08/08/2011
MQG0341	72,502	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	69,112	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	171,333	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	4,455	$61.79	09/10/2011
MQG0349	86,958	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	35,820	$72.17	23/10/2011
MQG0353	64,120	$73.31	08/11/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	20,333	$71.92	08/12/2011
MQG0357	52,986	$75.57	22/12/2011
MQG0358	43,330	$78.24	08/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	42,536	$82.57	08/02/2012
MQG0361	11,022	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	38,179	$85.30	10/04/2012
MQG0367	218,277	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	87,140	$87.18	09/07/2012
MQG0377	58,814	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,629,929	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	90,463	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	118,498	$76.69	24/09/2012
MQG0386	4,865	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	73,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	356,337	$79.38	10/12/2012
MQG0391	66,608	$74.30	24/12/2012
MQG0392	58,556	$72.27	08/01/2013
MQG0393	145,000	$64.40	22/01/2013
MQG0394	185,227	$63.74	08/02/2013
MQG0395	54,471	$54.69	22/02/2013
MQG0396	88,326	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	155,000	$56.79	08/04/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 28 February 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0399	50,521	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	53,000	$47.29	08/07/2013
MQG0405	83,288	$47.29	22/07/2013
MQG0406	56,000	$51.01	08/08/2013
MQG0407	16,699,834	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	128,289	$48.61	22/08/2013
MQG0410	45,875	$53.91	08/09/2013
MQG0411	161,000	$45.35	08/09/2013
MQG0412	123,757	$53.91	22/09/2013
MQG0413	157,000	$33.49	22/09/2013
MQG0414	102,200	$53.91	08/10/2013
MQG0415	118,000	$36.20	08/10/2013
MQG0416	164,950	$53.91	22/10/2013
MQG0417	83,300	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	53,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
	53,439,734		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited	
ABN	46 008 583 542	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	26 September 2008 re Macquarie Capital Alliance Group ("MCQ") stapled securities. This is the first notice re Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments P/L as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	4 March 2009
No. of securities held prior to change	Nil
Class	MAZPA units
Number acquired	1,500 MAZPA units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$97.8994 per MAZPA unit
No. of securities held after change	1,500 MAZPA units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired via on market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 17 March 2009